UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management’s Discussion and Analysis of Financial Condition and Results of Operation and unaudited interim condensed consolidated financial statements and related information and data of Euroseas Ltd. as of and for the six-month period ended June 30, 2013.

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 filed with the SEC with an effective date of February 17, 2012 (Reg. Stmt. No. 333-177014).

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2013. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission on April 30, 2013.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company's selected consolidated financial and other data for each of the two six-month periods ended June 30, 2012 and 2013, respectively.  The selected consolidated income statement and balance sheet  data is derived from, and is qualified by reference to, our unaudited financial results for the six-month period ended June 30, 2012 and 2013 presented here below in this report and should be read in their entirety.

Euroseas Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30,
	2012	2013
Income Statement Data
Voyage revenues	28,015,876	21,325,722
Related party revenue	120,000	120,000
Voyage expenses	(936,871)	(997,718)
Vessel operating expenses	(12,517,084)	(12,558,899)
Drydocking expenses	(442,616)	(2,878,644)
Management fees	(2,539,457)	(2,473,650)
Vessel depreciation	(8,819,420)	(8,501,893)
Net loss on sale of vessel	(8,568,324)	(3,191,678)
Other general and administration expenses	(1,857,961)	(1,754,396)
Operating loss	(8,816,844)	(11,873,439)
Total other expenses, net	(1,533,805)	(1,627,479)
Net income / (loss)	(10,350,649)	(13,500,918)
Other Financial Data
Net cash provided by operating activities	6,172,631	2,883,211
Net cash provided by / (used in) investing activities	(2,660,431)	(4,312,941)
Net cash (used in) / provided by financing activities	4,656,255	(8,815,588)
Earnings / (loss) per share, basic and diluted	(0.32)	(0.30)
Dividends declared	2,838,573	1,378,381
Cash dividends / return of capital, declared per common share	0.09	0.03
Weighted average number of shares outstanding during period, basic and diluted	32,558,052	45,319,605
Balance Sheet Data	December 31, 2012	June 30, 2013
Total current assets	45,070,412	30,961,481
Vessels, net	206,934,746	191,672,016
Investment in joint venture	16,989,061	22,341,602
Other non-current assets	9,318,578	10,870,944
Total Assets	278,312,797	255,846,043
Current liabilities	22,367,521	23,981,345
Long term liabilities	46,319,130	36,750,422
Total liabilities	68,686,651	60,731,767
Total shareholders' equity	209,626,146	195,114,276

	Six Months Ended June 30,
	2012	2013
Other Fleet Data (1)
Number of vessels	15.42	14.98
Calendar days	2,806	2,711
Available days	2,803	2,611
Voyage days	2,596	2,459
Utilization Rate (percent)	92.8%	94.2%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	10,431	8,256
Vessel Operating Expenses	4,462	4,633
Management Fees	905	912
G&A Expenses	661	647
Total Operating Expenses excluding drydocking expenses	6,028	6,192
Drydocking expenses	158	1,063

(1) For the definition of calendar days, available days, voyage days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2012 ("Item 5A-Operating Results.") filed on April 30, 2013.

(2) Time charter equivalent rate, or TCE rate, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also Item 5A-Operating Results).

Reconciliation of TCE revenues as reflected in the consolidated statement of operations and calculation of TCE rate follow:

	Six Months Ended June 30,
	2012	2013
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Voyage revenues	28,015,876	21,325,722
Voyage expenses	(936,871)	(997,718)
Time Charter Equivalent or TCE Revenues	27,079,005	20,328,004
Voyage days(1)	2,596	2,459
Average TCE rate	10,431	8,256

Six months ended June 30, 2013 compared to six months ended June 30, 2012.

Voyage revenues. Voyage revenues for the six month period ended June 30, 2013 were $21.33 million, down 23.8% compared to the same period in 2012 during which voyage revenues amounted to $28.01 million. This decrease was due to the lower time-charter equivalent ("TCE") rate during the period as compared to the same period of 2012. TCE is a measure of the average daily revenue performance of a vessel on a per voyage basis. An average of 14.98 vessels operated in the six months of 2013 for a total of 2,711 ownership days against an average of 15.42 vessels during the same period in 2012 or 2,806 ownership days, a 2.8% decrease.  The total number of days our vessels earned revenue decreased by 5.3% to 2,459 days in the first six months of 2013 from 2,596 days in the same period in 2012. While employed, our vessels generated a TCE rate of $8,256 per day per vessel in the first half of 2013 compared to $10,431 per day per vessel for the same period in 2012 (see calculation in table below).  The average TCE rate our vessels achieved is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.  Market charter rates in the six months of 2013 were lower for both our drybulk and containership vessels compared to the first six months of 2012 which was reflected in the average earnings our ships earned. We had 3.0 scheduled offhire days, including drydocking and laid-up time, 192.27 commercial offhire and 14.64 operational offhire days in the first six months of 2012 compared to 100.4 scheduled offhire days for drydocking, 132.5 commercial offhire days and 19.35 operational offhire days in the first six months of 2013.

Related party revenues. Related party revenues reflect $0.12 million received from Euromar LLC, a joint venture of Euroseas, for administration services for the six month period ended June 30, 2013 unchanged as compared to the same period of 2012.

Commissions. Commissions for the six month period ended June 30, 2013 were $0.96 million. At 4.5% of voyage revenues, commissions were lower than in the same period of 2012 during which they accounted for 5.0% of our revenues. The overall level of commissions also depends on the agreed commission for each charter contract.

Voyage expenses. Voyage expenses for the six month period ended June 30, 2013 were $1.00 million and  related to expenses for certain voyage charters, compared to $0.94 million for the same period of 2012. Voyage expenses depend on the number of days our vessels are employed under voyage contracts (as opposed to time charter contracts) and the number of days they are sailing without a contract. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small percentage (4.6% and 3.3% during the first half of 2013 and 2012, respectively) of voyage revenues and are mainly incurred while our vessels are repositioned between time charter contracts.

Vessel operating expenses. Vessel operating expenses excluding management fees were $12.56 million during the first half of 2013 compared to $12.52 million for the same period of 2012.  Daily vessel operating expenses excluding management fees per vessel increased between the two periods to $4,632 per day per vessel in the first six months of 2013 compared to $4,460 per day during the same period of 2012, a 3.8% increase, reflecting mainly certain cost increases like higher crew wages costs.

Management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During the first six months of 2013, Eurobulk charged us 685 Euros per day per vessel totalling $2.47 million for the period, or $912.1 per day per vessel. In the same period of 2012, management fees amounted to $2.54 million, or $905.0 per day per vessel based on the daily rate per vessel of 685 Euros.  The decline in the total management fess during the first six months of 2013 as compared to the same period of 2012 is due to the lower average number of vessels we operated during the period despite the higher USD/Euro exchange rate during the first six months of 2013.

Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In the first six months of 2013, we had a total of $1.75 million of general and administrative expenses as compared to $1.86 million in same period of 2012. The 2013 figure includes $0.01 million increase in costs for management services provided by Eurobulk management for the Company's needs as a public company.

Dry-docking expenses. These are expenses we pay for our vessels to complete a dry-docking as part of an intermediate or special survey. In the first half of 2013, we had five vessels completing their dry-docking for an expense of $2.88 million. During the first half of 2012, we had two vessels completing their dry-docking, for which we incurred $0.44 million of expenses.

Vessel depreciation. Vessel depreciation for the six month period ended June 30, 2013 was $8.5 million. Comparatively, vessel depreciation for the same period in 2012 amounted to $8.82 million. Vessel depreciation in the first six months of 2013 was lower compared to the same period of 2012 mainly due to the sale of M/V Jonathan P, during the first quarter of 2012; the sale of M/V Anking took place late in June 2013 reduced the depreciation for the period only marginally.

Net loss on sale of vessel. During the first six months of 2013, we sold M/V Anking incurring a loss on the sale of $3.19 million. During the first six months of 2012, we sold M/V Jonathan P incurring a loss on the sale of $8.57 million.

Interest and other financing costs. Interest and other financing costs for the six month period ended June 30, 2013 were $0.97 million. Comparatively, during the same period in 2012, interest and finance costs amounted to $1.02 million. The difference is primarily due to the lower amount of debt outstanding, on average, in the first half of 2013 as compared to the same period in 2012. The average LIBOR rate on our debt as of June 30, 2013 was 0.28% and the average margin over LIBOR was 2.81% for a total interest rate of 3.11% as compared to an average LIBOR rate on June 30, 2012 of 0.34% and an average margin over LIBOR of 2.17% for a total interest rate of 2.50%.

Interest income. Interest income for the six month period ended June 30, 2013 was $0.24 million compared to $0.16 million for the same period of 2012. The difference is primarily due to the higher average interest rates applied during the first half of 2013 as compared to the first half of 2012.

Derivatives gains (losses). In the first six months of 2012, we had a total derivative loss of $0.42 million from three interest rate swap contracts which consisted of a realized loss of $0.85 million and an unrealized gain of $0.43 million from the interest rate swap.  For the same period of 2013, we had a total derivative loss of $0.01 million from three interest rate swap contracts which consisted of a realized loss of $0.88 million and an unrealized gain of $0.88 million from the interest rate swap.

Loss in joint venture. Our share of the losses of our joint venture, Euromar LLC, was $897,459 in the first half of 2013 compared to a loss of $284,451 in the comparative period of 2012 as the revenues of Euromar LLC were influenced by the lower charter rates its vessels earned and higher interest expenses paid as compared to the same period of 2012.

Net income. As a result of the above, net loss for the six months ended on June 30, 2013 was $13.5 million compared to $10.35 million for the same period in 2012.

Cash Flows

As of June 30, 2013, we had a cash balance of $23.13 million, funds due from a related company of $0.74 million and cash in restricted retention accounts of $10.0 million. Amounts due from such related company represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. Amounts due from such related company mainly consist of advances to our fleet manager of funds to pay for all anticipated vessel expenses.  The amount of $0.74 million due from such related company as of June 30, 2013 therefore consists mainly of such deposits. Working capital is current assets minus current liabilities, including the current portion of long term debt. We had a working capital surplus of $6.98 million including the current portion of long term debt which was $17.61 million as of June 30, 2013.

Net cash from operating activities.

Our cash flow from operations represents the net amount of cash, after expenses, generated by chartering our vessels. Our net cash from operating activities for the six months ended June 30, 2013 was $2.9 million. Net loss for the period was $13.5 million, which was decreased by $8.50 million of depreciation, $3.19 million from a loss on the sale of a vessel and $4.22 million from changes in operating assets and liabilities amongst other adjustments. During the same period of 2012, net cash flow from operating activities was $6.17 million based on a net loss of $10.35 million decreased by $8.82 million of depreciation and $8.57 million from a loss on the sale of a vessel and increased by $1.14 million from changes in other assets and liabilities amongst other adjustments.

Net cash from investing activities.

In the first six months of 2013, we did not purchase any vessels. We had a $3.57 million contribution from the sale of a vessel, M/V Anking. We had approximately $1.00 million additional restricted funds and $6.25 million from contributions to a joint venture and $0.64 million for advances in vessel acquisitions, for total funds used in investment activities of $4.31 million. In the same period of 2012, we had a $4.25 million contribution from the sale of a vessel, M/V Jonathan P. We had approximately $3.16 million additional restricted funds and $3.75 million from contributions to a joint venture for total funds used in investment activities of $2.66 million.

Net cash used in financing activities.

In the first half of 2013, net cash used in by financing activities amounted to $8.81 million. These funds consisted primarily of $1.36 million of dividends paid and $7.46 million of loan repayments. In the same period of 2012, net cash provided by financing activities amounted to $4.66 million. These funds consisted primarily of $2.81 million of dividends paid, $7.78 million of loan repayments and $15.24 million of proceeds from shares issued.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of June 30, 2013, our long term debt comprised of eight outstanding loans with a combined outstanding balance of $54.13 million. These loans have maturity dates between 2013 and 2017. A description of our loans as of June 30, 2013 is provided in Note 5 to our attached unaudited condensed consolidated financial statements. Over the next twelve months, we have scheduled repayments of approximately $17.61 million of the above debt.  We were in compliance with our loan agreement covenants as of December 31, 2012 and June 30, 2013.

     We have partly hedged our interest rate exposure and entered into three interest rate swap agreements for a notional amount of $60 million which expire between July 14, 2013 and January 21, 2016.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2012	June 30, 2013
Assets
Current assets
Cash and cash equivalents		33,374,960	23,129,642
Trade accounts receivable, net		1,425,171	2,308,433
Other receivables		2,310,111	1,620,300
Inventories		1,812,636	1,920,316
Due from related companies	4	4,948,443	733,528
Restricted cash	5	926,011	921,508
Prepaid expenses		273,080	327,754
Total current assets		45,070,412	30,961,481

Fixed assets
Vessels, net	3	206,934,746	191,672,016
Advances for vessel acquisition		-	636,602
Long-term assets
Restricted cash	5	9,000,000	10,000,000
Deferred charges, net		318,578	234,342
Investment in joint venture	10	16,989,061	22,341,602
Total long-term assets		233,242,385	224,884,562
Total assets		278,312,797	255,846,043

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion	5	15,937,000	17,612,000
Trade accounts payable		2,438,716	3,278,583
Accrued expenses		1,143,626	882,173
Accrued dividends	7	36,424	55,216
Deferred revenues		1,093,317	880,164
Derivatives	9	1,718,438	1,273,209
Total current liabilities		22,367,521	23,981,345

(Unaudited Condensed Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

(continued)

	Notes	December 31, 2012	June 30, 2013
Long-term liabilities
Long-term debt, net of current portion	5	45,644,000	36,513,000
Derivatives	9	675,130	237,422
Total long-term liabilities		46,319,130	36,750,422
Total liabilities		68,686,651	60,731,767

Shareholders' equity
Common stock (par value $0.03, 200,000,000 shares authorized, 45,319,605 issued and outstanding)		1,359,588	1,359,588
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		-	-
Additional paid-in capital		251,758,459	252,125,888
Accumulated deficit		(43,491,901)	(58,371,200)
Total shareholders' equity		209,626,146	195,114,276
Total liabilities and shareholders' equity		278,312,797	255,846,043

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
		2012	2013
Revenues
Voyage revenue		28,015,876	21,325,722
Related party revenue	4	120,000	120,000
Commissions		(1,424,181)	(962,283)
Net revenue		26,711,695	20,483,439

Operating expenses
Voyage expenses		936,871	997,718
Vessel operating expenses		12,517,084	12,558,899
Drydocking expenses		442,616	2,878,644
Vessel depreciation	3	8,819,420	8,501,893
Net loss on sale of vessel	4	8,568,324	3,191,678
Management fees	4	2,539,457	2,473,650
Other general and administrative expenses		1,857,961	1,754,396
Other income		(153,104)	-
Total operating expenses		35,528,539	32,356,878

Operating loss		(8,816,844)	(11,873,439)

Other income/(expenses)
Interest and other financing costs		(1,024,846)	(968,577)
Loss on derivatives, net	9	(422,533)	(2,027)
Foreign exchange gain		16,285	3,766
Gain on trading securities		20,373	-
Interest income		161,367	236,818
Other expenses, net		(1,249,354)	(730,020)

Equity loss in joint venture		(284,451)	(897,459)
Net loss		(10,350,649)	(13,500,918)
Earnings / Loss per share – basic & diluted	8	(0.32)	(0.30)
Weighted average number of shares outstanding, basic & diluted	8	32,558,052	45,319,605

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated statements of shareholders' Equity
 (All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid – in Capital	Accumulated Deficit	Total
Balance, January 1, 2012	31,167,211	935,017	236,843,470	(25,856,739)	211,921,748
Net loss				(10,350,649)	(10,350,649)

Rights offering issuance	13,852,094	415,563	14,252,614	-	14,668,177
Share-based compensation	-	-	326,496	-	326,496
Dividends declared ($0.09 per share) (see Note 8)				(2,838,573)	(2,838,573)
Balance, June 30, 2012	45,019,305	1,350,580	251,422,580	(39,045,962)	213,727,199
Balance, January 1, 2013	45,319,605	1,359,588	251,758,459	(43,491,901)	209,626,146
Net loss				(13,500,918)	(13,500,918)
Share-based compensation		-	367,429	-	367,429
Dividends declared ($0.03 per share) (see Note 8)		-		(1,378,381)	(1,378,381)
Balance, June 30, 2013	45,319,605	1,359,588	252,125,888	(58,371,200)	195,114,276

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
 (All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2012	2013
Cash flows from operating activities:
Net loss	(10,350,649)	(13,500,918)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	8,819,420	8,501,893
Loss on sale of vessels	8,568,234	3,191,678
Amortization of deferred charges	66,559	84,236
Losses in investment in joint venture	284,451	897,459
Share-based compensation	326,496	367,429
(Gain) on trading securities	(20,373)	-
Proceeds from sale of trading securities	47,846	-
Unrealized (gain) on derivatives	(428,261)	(882,937)
Changes in operating assets and liabilities	(1,141,092)	4,224,371
Net cash provided by operating activities	6,172,631	2,883,211

Cash flows from investing activities:
Contributions to joint venture	(3,750,000)	(6,250,000)
Proceeds of sale of a vessel	4,250,843	3,569,158
Advances for vessel acquisition	-	(636,602)
Change in restricted cash	(3,161,274)	(995,497)
Net cash used in investing activities	(2,660,431)	(4,312,941)
Cash flows from financing activities:
Dividends paid	(2,805,049)	(1,359,588)
Proceeds from shares issued	15,237,304	-
Repayment of long-term debts	(7,776,000)	(7,456,000)
Net cash provided by / (used in) financing activities	4,656,255	(8,815,588)

Net increase / (decrease) in cash and cash equivalents	8,168,454	(10,245,318)
Cash and cash equivalents at beginning of period	31,204,863	33,374,960
Cash and cash equivalents at end of period	39,373,317	23,129,642

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies in existence at that time. Euroseas Ltd, through its wholly owned vessel owning subsidiaries (collectively the "Company") is engaged in the ocean transportation of drybulk commodities and containers through ownership and operation of drybulk vessels and containerships.

The operations of the vessels are managed by Eurobulk Ltd. (the "Management Company"), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholders of Friends Investment Company Inc. which owns about 43.8% of the Company's shares as of June 30, 2013.

The Management Company has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; it provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 4).

The accompanying consolidated condensed financial statements include the accounts of Euroseas Ltd., and its wholly owned vessel owning subsidiaries as noted in Note 1 to the consolidated financial statements for the year ended December 31, 2012.

2.	Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months period ended June 30, 2013 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013.

The unaudited condensed consolidated financial statements as of and for the six month periods ended June 30, 2013 and 2012 should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012 as filed with the Securities and Exchange Commission ("SEC") on Form 20-F.

A summary of the Company's significant accounting policies is identified in Note 2 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012. There have been no changes to the Company's significant accounting policies.

Recent accounting pronouncements

There are no recent accounting pronouncements that their adoption would have a material effect on the Company's consolidated financial statements in the current year or expected to have an impact on future years.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

3.	Vessels, net
The decrease of approximately $15.3 million in the carrying value of our vessels to the amount of $191,672,016 is attributable to the depreciation charge for the six months ended June 30, 2013 of $8,501,893 and  the sale of M/V Anking which had a carrying value at the date of the sale of approximately $6.8 million.  On June 18, 2013 the Company sold for scrap one of the oldest container vessels in its fleet, the M/V Anking, a 950 twenty-foot equivalent unit ("teu") multipurpose vessel built in 1990 for approximately $3.7 million and incurred a loss of approximately $3.2 million.
.
	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2013	307,131,051	(100,196,305)	206,934,746
Sale of a vessel	(12,091,393)	5,330,556	(6,760,837)
Depreciation for the period	-	(8,501,893)	(8,501,893)
Balance, June 30, 2013	295,039,658	(103,367,642)	191,672,016

Vessels with a carrying value of $160,224,679 as of June 30, 2013 are used as collateral under the Company's loan agreements (see Note 5).

4.	Related Party Transactions

The Company's vessel owning companies are parties to management agreements with the Management Company which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 685 for 2012 and Euro 685 for 2013 under the Company's Master Management Agreement (see below).   Vessel   management   fees paid to the  Management  Company   amounted  to $2,539,457 and $2,473,650 in the six-month periods ended June 30, 2012 and 2013, respectively.

In addition to the vessel management services, the Management Company provides the Company with the services of its executives, services associated with the Company being a public company and other services to our subsidiaries. For the six months ended June 30, 2012 and June 30, 2013, compensation paid to the Management Company for such additional services to the Company was $925,000 and $935,000 respectively. This amount is included in the general and administration expenses.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists.  As of December 31, 2012 the amount due from related companies was $4,948,443. For the six months ended June 30, 2013, the amount due from related companies was $735,131. Based on the master management agreement between Euroseas Ltd., its shipowning subsidiaries and the Management Company, an estimate of the quarter's operating expenses, expected drydock expenses, vessel management fee and fee for management executive services are to be paid in advance at the beginning of each quarter to the Management Company.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

4.	Related Party Transactions - continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues.  Commission on vessel sales amounted to $43,823 and $36,000 during the six months period ended June 30, 2012 and 2013 respectively. Commissions to Eurochart S.A. for chartering services was $304,490 and $227,873 for the six-month periods ended June 30, 2012 and  2013, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"). Technomar Crew Management Services Corp ("Technomar"), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. For the first six months ended June 30, 2013 the shareholders' percentage participation in Sentinel and Technomar joint ventures was 86.8% and 45.1% respectively. Sentinel is paid a commission on premium not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $65,349 and $99,734 in the first half of 2012, respectively. In the first half of 2013, total fees charged by Sentinel and Technomar were $70,203 and $129,715, respectively.  These amounts are recorded in "Vessel operating expenses" under "Operating expenses".

Related party revenue amounting to $120,000 for the six-month period ended June 30, 2013 relates to fees received from Euromar LLC,  a joint venture of the Company (see below Note 10), for vessel management and various administrative services. Vessel management services are performed by Eurobulk and its affiliates; strategic, financial and reporting services are provided by Euroseas.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.	Long-Term Debt

Long-term debt represents bank loans of the ship-owning companies. Details of the loans are discussed in Note 9 of our consolidated financial statements for the year ended December 31, 2012 included in the Company's annual report on Form 20-F.  Outstanding long-term debt as of December 31, 2012 and June 30, 2013 is as follows:

Borrower	December 31, 2012	June 30, 2013
Prospero Maritime Inc.	4,675,000	3,850,000
Xingang Shipping Ltd. / Alcinoe Shipping Ltd	6,000,000	5,500,000
Manolis Shipping Ltd.	6,480,000	6,160,000
Trust Navigation Corp. / Tiger Navigation Co.	2,000,000	-
Saf Concord Shipping Ltd.	6,250,000	5,750,000
Eleni Shipping Ltd.	7,000,000	6,200,000
Pantelis Shipping Corp.	8,480,000	7,920,000
Aggeliki Shipping Ltd.	6,076,000	5,470,000
Noumea Shipping Ltd.	14,620,000	13,275,000
	61,581,000	54,125,000
Less: Current portion	(15,937,000)	(17,612,000)
Long-term portion	$45,644,000	$36,513,000

None of the above loans is registered in the U.S. The future annual loan repayments are as follows:

To December 31:
2013	$8,481,000
2014	12,862,000
2015	16,612,000
2016	12,170,000
2017	4,000,000
Thereafter	-
Total	$54,125,000

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

5.           Long-Term Debt - continued

 The Company's loans are secured with one or more of the following:

•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a personal guarantee of one shareholder.
•	a corporate guarantee of Euroseas Ltd.
•	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loans agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $9,926,011 and 10,921,508 as of December 31, 2012 and June 30, 2013, respectively, and are shown as "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. The Company is currently satisfying all the debt covenants.

Interest expense for the six-month periods ended June 30, 2012 and 2013 amounted to $958,286 and $884,341, respectively.  At June 30, 2013, LIBOR for the Company's loans was on average approximately 0.28% per year, the average interest rate margin over LIBOR on our debt was approximately 2.81% per year for a total average interest rate of approximately 3.11% per year.

6.	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the unaudited condensed consolidated results of operations, financial position and cash flows.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

7.	Stock Incentive Plan

A summary of the status of the Company's unvested shares as of January 1, 2013, and changes during the six month period ended June 30, 2013, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2013	626,400	$1,000,674
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested on June 30, 2013	626,400	$1,000,674

As of June 30, 2013, there was $324,321 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted.  The unvested compensation expense is based on the closing stock price of $1.04 on June 30, 2013 used for the valuation of the shares awarded to non-employees. That cost is expected to be recognized over a weighted-average period of 0.82 year. The share based compensation recognized relating to the unvested shares was $367,429 for the six month periods ending June 30, 2013 (June 30, 2012: $326,496 )  and is included in general and administrative expenses.

8.	Loss Per Share

Basic and diluted loss per common share are computed as follows:

	For the six months ended June 30,
	2012	2013

Net loss	(10,350,649)	(13,500,918)

Weighted average common shares – Outstanding	32,558,052	45,319,605
Basic and diluted loss per share	(0.32)	(0.30)

In the six-month periods ended June 30, 2012 and 2013, the Company declared dividends of $2,838,574 ($0.09 per share), and $1,375,172 ($0.03 per share), respectively, including accrued dividends for the unvested incentive award shares payable upon vesting. The Company excluded the effect of 491,700 and 626,400 unvested incentive award shares as of June 30, 2012 and 2013, respectively as they were anti-dilutive.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

9.           Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks, trading securities, interest rate swaps and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans and accounts payable due to suppliers.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below in this Note do not qualify for accounting purposes as fair value hedges, under guidance relating to  Accounting for derivative instruments and hedging activities, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the "Unaudited condensed consolidated statements of operations." As of December 31, 2012 and June 30, 2013, the Company had three open swap contracts respectively.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.  As of December 31, 2012 and June 30, 2013, there were no customers with trade accounts receivable accounting for more than 10% of the customer's full year ended December 31, 2012 and six month period ended June 30, 2013 hire revenues, respectively.

Fair value of financial instruments

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of the Company's long term borrowings approximates $52.6 million as of June 30 2013, or approximately $1.5 million less than its carrying value of $54.1 million. The fair value of the long term borrowing are estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company's interest rate swaps was the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

9.           Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to "Fair value measurements", which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. As of December 31, 2012 and June 30, 2013 no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's unaudited condensed consolidated financial statements.

	Fair Value Measurement at Reporting Date Using
	Total, December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities
Derivatives, current and long-term portion	$2,393,568	-	$2,393,568	-

	Fair Value Measurement at Reporting Date Using
	Total, June 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities
Derivatives, current and long-term portion	$1,510,631	-	$1,510,631	-

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

9.           Financial Instruments - continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2012	June 30, 2013
Interest rate contracts	Current liabilities - Derivatives	1,718,438	1,273,209
Interest rate contracts	Long-term liabilities - Derivatives	675,130	237,422
Total derivative liabilities		2,393,568	1,510,631

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Six Months Ended June 30, 2012	Six Months Ended June 30, 2013
Interest rate – Fair value	Change in fair value of derivatives	428,261	(882,937)
Interest rate contracts - Realized loss	Change in fair value of derivatives	(850,794)	(884,964)
Total loss on derivatives		(422,533)	(1,767,901)

10.	Investment in joint venture

During the six months ended Jne 30, 2013, the Company invested $6,250,000 in Euromar LLC, its joint venture with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and Rhône Capital III L.P. ("Rhône").  The Company as of June 30, 2013 has invested an aggregated $25.00 million in Euromar LLC, which represents its entire capital commitment.  The Company accounts for its investment in the Joint Venture using the equity method of accounting. The Company's share of the results of operations of the Joint Venture is included in the "Consolidated statements of operations" as "Equity loss in joint venture". The Company's investment in the Joint Venture is recorded in the "Unaudited condensed consolidated balance sheets" at its book value which was $16,989,061 as of December 31, 2012 and $22,341,602 as of June 30, 2013.

11.           Subsequent Events

a)
On August 12, 2013, the Board of Directors declared a cash dividend of $0.015 per Euroseas Ltd. common share.  Such cash dividend was paid on September 11, 2013 to the holders of record of Euroseas Ltd. common shares as of August 31, 2013.

b)
On July 10, 2013 the Company signed a memorandum of agreement to sell the M/V IRINI, a 69,734 deadweight tons ("dwt") built in 1988, for approximately $3.9 million. The vessel was delivered to her new owners at the end of July 2013. The vessel was sold at a profit of approximately $1.3 million.

c)
On June 6, 2013 an memorandum of agreement was entered into by the Company to purchase M/V JOANNA, which was built in 1999.  M/V JOANNA is a 22,301 dwt and 1,738 teu vessel and was delivered on July 4, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: October 11, 2013	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer

SK 02558 0005 1420294